UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2001

Commission file number 01-13031

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

American Retirement Corporation 401(k) Retirement Plan

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

American Retirement Corporation 111 Westwood Place, Suite 200 Brentwood, TN 37027

INDEPENDENT AUDITORS’ REPORT
Statements of Net Assets Available for Benefits December 31, 2001 and 2000
Statements of Changes in Net Assets Available for Benefits Years ended December 31, 2001 and 2000
NOTES TO FINANCIAL STATEMENTS
Schedule of Assets Held for Investment Purposes at End of Year December 31, 2001
CONSENT OF KPMG LLP

CONTENTS:

INDEPENDENT AUDITORS’ REPORT

The 401(k) Administrative Committee

American Retirement Corporation
    401(k) Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the American Retirement Corporation 401(k) Retirement Plan (the “Plan”) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Nashville, Tennessee

June 7, 2002

AMERICAN RETIREMENT CORPORATION
401(K) RETIREMENT PLAN

Statements of Net Assets Available for Benefits
December 31, 2001 and 2000

	2001	2000

Investments, at fair value:
Cash equivalents:
Zurich Money Market Fund	$3,606,865	—
Mutual funds:
Total Return Fund	825,397	—
U.S. Government Securities Fund	1,623,154	—
Global Discovery Fund	601,042	—
Dreman High Return Equity Fund	2,389,902	—
S&P 500 Stock Fund	1,191,809	—
Health Care Fund	1,027,417	—
Alger Mid-Cap Growth Retirement Fund	1,454,882	—
Janus Adviser Capital Appreciation Fund	1,293,425	—
Putnam Investors Fund	—	686,230
Classic Balanced Fund	—	1,254,134
Classic Capital Growth Fund	—	3,942,055
Classic Mid-Cap Equity Fund	—	1,439,818
Employee Benefit Stable Asset Fund	—	1,915,794
Small Cap Growth Stock Fund	—	1,155,502
Classic Value Income Stock Fund	—	1,982,661
Vanguard 500 Index Fund	—	954,062
Common Stock:
American Retirement Corporation Common Stock	425,750	373,939
Participant loans receivable	252,665	92,998

Total investments	14,692,308	13,797,193

Receivables:
Employer’s contribution	30,942	188,105
Participants’ contributions	182,052	31,892

Total receivables	212,994	219,997

Cash	935	356

Excess employee contributions payable	23,293	70,204

Net assets available for benefits	$14,882,944	13,947,342

See accompanying notes to financial statements.

AMERICAN RETIREMENT CORPORATION
401(K) RETIREMENT PLAN

Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2001 and 2000

	2001	2000

Additions to net assets attributed to:
Investment income (loss):
Interest and dividend income of mutual funds	$189,263	953,672
Net depreciation in fair value of mutual funds	(917,961)	(743,350)
Net depreciation in fair value of common stock	(207,494)	(189,888)

Total investment income (loss)	(936,192)	20,434

Contributions:
Participants	2,463,302	2,440,265
Employer	548,333	788,623
Participant rollovers	244,788	126,720

Total contributions	3,256,423	3,355,608

Total additions	2,320,231	3,376,042
Deductions from net assets attributed to:
Benefits paid to participants	1,384,629	1,436,166

Net increase in net assets available for benefits	935,602	1,939,876
Net assets available for benefits:
Beginning of year	13,947,342	12,007,466

End of year	$14,882,944	13,947,342

See accompanying notes to financial statements.

AMERICAN RETIREMENT CORPORATION 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

(1)	Description of Plan

The following is a brief description of the American Retirement Corporation 401(k) Retirement Plan (“the Plan”). Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan, sponsored by American Retirement Corporation (“Company” or “Employer”) subject to and compliant with the provisions of the Employee Retirement Income Security Act of 1974 (ERISA)

(b)	Eligibility

Employees of the Company are eligible to participate in the Plan if they meet the following criteria:

(1)	Are a permanent employee of the Company;

(2)	Are employed for six consecutive months; and

(3)	Have attained 21 years of age.

(c)	Contributions

Participants may contribute up to 20% of their pre-tax annual compensation to the Plan, not to exceed $10,500. Contributions are made through payroll deductions on a pre-tax basis. Participants may also make after-tax contributions to the Plan in any amount. Rollover and transfer contributions are permitted. Participants may change their contribution elections quarterly on the first business day of the first, fourth, seventh, or tenth months of the Plan’s fiscal year, which coincides with a calendar year. If an employee elects to terminate contributions, payroll withholdings may not be reinstated until the first business day of the Plan’s next fiscal quarter.

Employer contributions are made monthly matching 1% of participant contributions, up to 2% of the participant’s monthly compensation. In addition, discretionary Employer contributions are made quarterly up to 2% of the participant’s quarterly compensation. Any discretionary Employer contribution funded in an amount exceeding 2% of participant’s compensation shall be allocated based on proportionate elective deferrals of each participant. The Employer may also contribute an additional amount determined in its sole judgment. This additional contribution, if any, is allocated to only non-highly compensated participants, in proportion to each participant’s compensation as a ratio of all participant’s compensation. Prior to May 1, 2001, employer contributions were only discretionary. See note 4.

(d)	Forfeitures

Terminating participants forfeit all non-vested Employer contributions. If the employee is subsequently rehired within five years of the termination and repays the withdrawn amount to the Plan within five years of re-employment, the forfeitures will be restored to the participant’s account.

Forfeitures of terminated participant’s nonvested balances are credited to the Company and used to offset employer contributions.

(e)	Stock Contributions

During the year ended December 31, 2001, a portion of the Employer contributions were funded in Company stock. All Employer contributions for the year ended December 31, 2000 were funded in Company stock. Stock contributions were allocated to participants based upon the proportionate elective deferrals of each participant. During 2001 and 2000, 81,788 and 129,612 shares were contributed by the Company. At December 31, 2001, the Company’s closing stock price was $2.39, reflecting depreciation in the Plan’s investment of $207,494.

(f)	Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) Employer contributions and (b) Plan earnings or losses. Allocations are based on participant earnings or account balances, as defined in the Plan Agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(g)	Vesting

Participants are immediately vested in their contributions, rollovers and transfer contributions plus or minus any earnings or losses thereon. Participants become vested in, and have a nonforfeitable right to, their Employer contributions in accordance with the following vesting schedule:

Years of service	Percent Vested

1	20%
2	40
3	60
4	80
5	100

Notwithstanding the foregoing, a participant shall be 100% vested in, and have a nonforfeitable right to the Employer contributions upon death, permanent disability, the attainment of early or normal retirement age, or upon termination of the Plan. Normal retirement age, for all purposes of the Plan, is the participant’s 65th birthday.

(h)	Participant Loans

Participants are eligible to obtain loans of up to 50% of their vested account balances. Interest on such loans is prime plus 200 basis points. Loan transactions are treated as a transfer to (from) the investment options from (to) the Participant Loan Fund. Repayments are made via payroll deductions for a period not to exceed five years.

(i)	Payment of Benefits

Distributions from the Plan are payable upon retirement, death, disability or termination. Participants are eligible to receive hardship withdrawals which meet certain IRS regulations. Upon receiving a hardship withdrawal, a participant’s contributions to the Plan will automatically be suspended for a period of twelve months. Effective September 1, 2001, participants receive benefits in a lump-sum payment. Prior to September 1, 2001, participants could elect to receive benefits in a lump-sum payment or installment payments.

Terminating participants having a vested account balance of $3,500 or more may defer the payment of the benefits until April 1 of the calendar year following the calendar year during which they attain age 70-1/2.

(j)	Plan Termination

Although they have expressed no intent to do so, the Board of Directors of American Retirement Corporation has the right to terminate the Plan or completely discontinue contributions under the Plan at any time.

(k)	Administrative

During 2001, the 401(k) Administrative Committee voted to change the trustee of the Plan from SunTrust Bank to Zurich Scudder Investments (“Trustees”). This change became effective May 1, 2001. Participants should refer to the Zurich Scudder Plan Agreement for a more complete description of the Plan’s provisions.
Costs associated with administering the Plan are paid by American Retirement Corporation and are not considered Employer contributions.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual method of accounting.

(b)	Investment Valuation and Income Recognition

The investments in mutual funds are carried at fair value based upon the closing market quotations of the underlying securities in the funds. The investment in American Retirement common stock is carried at fair value based upon the closing market quotation of the stock. The participant loans receivable are reported at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

(c)	Payment of Benefits

Benefits are recorded when paid.

(d)	Federal Income Tax Status

The Plan was established under a prototype standardized profit sharing plan with a CODA (Cash Or Deferred Arrangement) that has received a tax determination letter from the Internal Revenue Service indicating that the prototype Plan is qualified under the provisions of Section 401 of the Internal Revenue Code. To date, the Employer has not requested a separate determination letter. The 401(k) Administrative Committee believes that the Plan is currently being operated in compliance with the requirements of the Internal Revenue Code.

(e)	Use of Estimates

The Plan Administrator has made certain estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(3)	Investments

Under the terms of the Trust Agreement dated May 1, 2001 between Zurich Scudder Investments (“Scudder”) and the Company, Scudder manages several trust funds on behalf of the Plan. Prior to May 1, 2001, SunTrust Bank served as Trustee of the Plan. All investments of the Plan are held by the Trustees, which has been granted authority concerning purchases and sales of assets in the trust funds.

Contributions to the Plan are invested, according to the participants’ elections, in 5% increments in the following mutual funds: Through May 1, 2001: Putnam Investors Fund, Classic Balanced Fund, Classic Capital Growth Fund, Classic Mid-Cap Equity Fund, Employee Benefit Stable Asset Fund, Small Cap Growth Stock Fund, Classic Value Income Stock Fund, and Vanguard 500 Index Fund, and American Retirement Corporation Common Stock. Subsequent to May 1, 2001: Total Return Fund, Zurich Money Market Fund, U.S. Government Securities Fund, Global Discovery Fund, Dreman High Return Equity Fund, S&P 500 Stock Fund, Health Care Fund, Alger Mid-Cap Growth Retirement Fund, Janus Adviser Capital Appreciation Fund, and American Retirement Corporation Common Stock.

Fair value of investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2001 and 2000 are as follows:

Description	2001	2000

Total Return Fund	$825,397	––
U.S. Government Securities Fund	1,623,154	––
Dreman High Return Equity Fund	2,389,902	––
S&P 500 Stock Fund	1,191,809	––
Health Care Fund	1,027,417	––
Alger Mid-Cap Growth Retirement Fund	1,454,882	––
Janus Advisor Capital Appreciation Fund	1,293,425	––
Zurich Money Market Fund	3,606,865	––
Classic Balanced Fund	––	1,254,134
Classic Capital Growth Fund	––	3,942,055
Classic Mid-Cap Equity Fund	––	1,439,818
Employee Benefit Stable Asset Fund	––	1,915,794
Small Cap Growth Stock Fund	––	1,155,502
Classic Value Income Stock Fund	––	1,982,661
Vanguard 500 Index Fund	––	954,062

(4)	Plan Amendments

Effective May 1, 2001, Plan provisions related to employer contributions were amended to require employer contributions of 1% of participant contributions, up to 2% of the participants monthly compensation. Prior to May 1, 2001, all employer contributions were discretionary.

In addition, effective September 1, 2001, the Plan was amended to (1) eliminate the participants’ option to receive distributions in monthly installments, (2) increase the minimum eligibility age from 18 to 21, and (3) increase the in-service eligibility requirement from 3 consecutive months of employment to 6 consecutive months.

Schedule

AMERICAN RETIREMENT CORPORATION
401(K) RETIREMENT PLAN

Schedule of Assets (Held at End of Year)
December 31, 2001

	Identity
	of Issuer,
Party-in-	Borrower,	Description of Investment, Including
Interest	Lessor, or	Maturity Date, Rate of Interest,	Current
Identification	Similar Party	Collateral, and Par or Maturity Value	Value

*	Scudder	Total Return Fund — 90,702.985 units	$825,397
*	Scudder	U.S. Government Securities Fund — 188,738.730 units	1,623,154
*	Scudder	Global Discovery Fund — 25,996.559 units	601,042
*	Scudder	Dreman High Return Equity Fund — 64,749.489 units	2,389,902
*	Scudder	S&P 500 Stock Fund — 166,221.728 units	1,191,809
*	Scudder	Health Care Fund — 49,395.065 units	1,027,417
	Alger	Alger Mid-Cap Growth Retirement Fund — 97,840.071 units	1,454,882
	Janus	Janus Adviser Capital Appreciation Fund — 60,695.679 units	1,293,425
	Zurich	Zurich Money Market Fund — 3,606,864.429 units	3,606,865
*	American Retirement Corporation	American Retirement Corporation, Common Stock — 178,050 shares	425,750

*	Participants	Participant Loans receivable, at variable rates, due at various dates through December 31, 2006	252,665

		Total	$14,692,308

* Denotes a party-in-interest to the Plan.

See accompanying independent auditors’ report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the 401(k) Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

American Retirement Corporation 401(k) Retirement Plan

Date: June 28, 2002	By:	/s/ Terry Frisby Terry Frisby Chairman of the American Retirement Corporation 401(k) Administrative Committee

EXHIBIT INDEX

Exhibit
Number	Description

23	Accountants’ Consent